Filed by Barclays PLC Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-2 under the

Securities Exchange Act of 1934

Subject Companies:

Barclays PLC

(Commission File No. 1-09246)

Barclays Bank PLC

(Commission File No. 1-10257)

ABN AMRO Holding N.V.

(Commission File No. 1-14624)

ABN AMRO Bank N.V.

(Commission File No. 1-14624-05)

On Thursday March 22, 2007, the following was posted on Barclays Group Intranet site:

Thu, March 22

John Varley update on Barclays and ABN AMRO discussions

Dear Colleague,

By now you will have read Tuesday’s announcement to the London Stock Exchange giving information on our discussions with ABN AMRO. We published it on our Group Intranet as soon as it was publicly available.

I have committed to being as open and transparent as possible during the course of our negotiations with ABN AMRO. But both companies are subject to strict regulations relating to disclosure and we are therefore somewhat limited in what we are able to say.

Following Tuesday’s speculation in the media regarding aspects of the transaction, we felt it necessary to outline some of the key elements currently under discussion with ABN AMRO. I talk about those below, but I should repeat the point that I made to you on Monday, which is that these discussions are at an early stage and I can’t be certain yet that they will lead to a combination of our businesses, or what form any combination would take.

I recognise that Tuesday’s announcement is a significant one for colleagues across Barclays Group. In particular, I recognise the significance of the news regarding the proposed location of the combined entity’s head office in Amsterdam. The term “head office” used in Tuesday’s announcement does not mean all Central Support functions. Our presence in the UK, both in terms of businesses and central functions, would remain substantial following a merger.

Let me explain the framework of our discussions with ABN AMRO:

•	The combined entity would be a UK PLC, with its primary listing on the London Stock Exchange and secondary listing on Euronext Amsterdam.

•	The company would have a single Board, following the UK model, with clear governance and management structures.

•	The first Chief Executive Officer would be nominated by Barclays, and the first Chairman by ABN AMRO.

•	The head office for the combined entity would be in Amsterdam.

•	The UK, Dutch and other relevant regulators are being consulted about the Dutch Central Bank (DNB) acting as lead regulator for the combined entity.

I said in my message to you on Monday that it is only because a transaction with ABN AMRO fits our strategy so well that we are looking at joining forces with them. I have long seen ABN AMRO as one of the most attractive potential partners for Barclays. I also believe that we can look at opportunities such as this only from a position of strength, and we are strong. Meanwhile, I continue to believe that our future success is not dependent on mergers or acquisitions. But for the reasons I have set out, it would be wrong for us not to look at this opportunity, because the opportunity would create great advantage for our stakeholders - customers, shareholders and you, the employees of Barclays.

We retain, of course, the ability to walk away should we choose to. And, whatever the outcome of our discussions, remember that we are strong, that our track record of serving customers and clients well has generated excellent results, and that our business is well positioned for significant growth in the years ahead.

Although I recognise that we are operating in a period of uncertainty, it is very important that we do not lose sight of our business purpose, which is helping customers and clients achieve their goals. Those customers and clients are expecting us to be there for them today, just like any other day.

John Varley

Group Chief Executive

Future SEC Filings and this Filing: Important Information

In the event that Barclays PLC and ABN AMRO Holding N.V. enter into a transaction, they may be required to file relevant materials with the SEC. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Barclays PLC and ABN AMRO Holding N.V., without charge, once they are filed with the SEC.

This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.